Exhibit 99.4
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Launch of a public offer to acquire UTS
Total consolidates its oil sands portfolio in Canada
Paris, January 28, 2009 — Total announces that its subsidiary Total E&P Canada Ltd is launching a public offer to acquire all the issued and outstanding shares of UTS Energy Corporation (UTS), a company listed on the Toronto Stock Exchange, at a price of Can$1.3 per share, or a total amount of close to Can$617 million (about 380 million €). This offer is a 100% cash offer and represents a premium of approximately 57% over the closing price of UTS’s shares on January 27, 2009 and approximately 51% over the weighted average trading price for the last 30 days.
The take-over bid circular will be published in the coming days, and the offer is expected to be open for acceptance from that date for a period of at least 60 days, subject to the date of receipt of the regulatory approval required from the Canadian authorities and to the acceptance of the offer by UTS’s shareholders representing at least 66.67% of the shares on a fully-diluted basis.
UTS’s main asset is a 20% stake in the Fort Hills Project, located in the Athabasca region, in Alberta, at approximately 100 kilometres northeast of Fort McMurray. Petro-Canada, a Canadian company, is the operator of this project with a 60% stake, the remaining 20% stake being held by Teck Cominco.
The latest estimate of the Fort Hills Project’s resources is about 4 billion barrels of bitumen; these resources will be recovered using mining technologies. This project is expected to be developed in two phases of about 160,000 barrels of bitumen each, and the first phase has received the main approvals needed for its launch. The project is being re-evaluated by the partners since October 2008, in order to optimize its costs and timing. Depending on the results of the technical studies, the final investment decision for Phase One should be made by 2010 and production could start in 2013.
This asset will consolidate Total’s portfolio in the Athabasca region, comprising principally of the Joslyn Project and the Northern Lights Project, that are both located in the immediate vicinity of the Fort Hills project, owned by Total 74% and 60% respectively. These projects will also be developed by mining techniques.
At the same time, Total is currently re-analyzing the costs, technology choices, structure of the Joslyn mine project and also defining a new schedule. Engineering studies for the Upgrader project situated in Edmonton and which is designed to process the bitumen from the various oil sands projects that Total is involved in are continuing as planned.
This acquisition is in line with Total’s strategy of optimizing its heavy oil operations in the Athabasca region, an industry segment with significant long term development potential.
Total Exploration and Production in Canada

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is the operator of the Joslyn Project with a 74% interest. The project will be mainly developed using surface mining technologies. The production potential of the project is currently estimated at 230,000 barrels per day.
Total also holds a 50% interest in the Surmont lease, located about 60 kilometres southeast of Fort McMurray. Phase One which started in 2007, has a capacity of 27,000 barrels per day at plateau production and is currently producing 18,000 barrels per day. It will be followed by Phase Two which will bring total production to approximately 110,000 barrels per day. Future phases at Surmont are also under study.
Total also holds a 60% share in the Northern Lights project since it acquired Synenco Energy in 2008.
Contact in Canada :
Total E&P Canada Ltd:
Elizabeth CORDEAU-CHATELAIN — Tel.: +1 403 537 2354
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.